SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of November, 2017, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of Caravan Frontier Markets Opportunities Fund's (the "Fund") outstanding shares. Charles Schwab & Co., Inc. owned 86.4% of the Fund and thus controlled the Fund as of that date.